Exhibit 99.30

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820
Toronto, Ontario, Canada M5H 2S8

FINANCIAL STATEMENT REQUEST FORM

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, Grandview Gold Inc. (the "Corporation") will send its annual and interim consolidated financial statements and the Management's Discussion & Analysis ("MD&A") related to such financial statements to only those registered holders or beneficial owners of securities (other than debt instruments) that request that copies be sent to them. If you wish to receive either the Corporation's annual consolidated financial statements and related MD&A or interim consolidated financial statements and related MD&A, or both, please complete the information below and mail this form to the Corporation at the above-noted address, Attention: President, or e-mail the information on this form to psarjeant@grandviewgold.com.

If this form is not returned to the address above, the Corporation will assume that you DO NOT wish to receive any of the above-noted documents and you will NOT automatically receive copies of such documents for the ensuing year. Please note that you will receive a request form regarding these matters on an annual basis and that each request form is only valid for the ensuing year.

I, the undersigned, HEREBY CERTIFY that I am a registered holder or beneficial owner of securities (other than debt instruments) of the Corporation and, as such, request to be sent the following documents for the ensuing year: (Check one or both, as necessary)

 _______   Annual consolidated financial statements and MD&A

 _______    Interim consolidated financial statements and MD&A

which should be sent to:

FIRST & LAST NAME (please print)

APT. NO.	STREET NO.	STREET

PROVINCE/STATE	COUNTRY	POSTAL/ZIP CODE

Date:		Signature:

* * * * * * *

To allow the Corporation to use electronic methods for delivery of the documents requested above, please insert your e-mail address and sign and date below to indicate your consent to receive electronic copies of the documents requested above in lieu of delivery of paper copies by post.

I HEREBY CONSENT to the delivery of the documents requested above via e-mail to the following address:

E-MAIL ADDRESS

Date:	Signature: